SCHEDULE13G

EXHIBIT A

RELEVANT SUBSIDIARIES AND MEMBERS OF FILING GROUP

PARENT HOLDING COMPANIES OR CONTROL PERSONS:

Warren E. Buffett (an individual who may be deemed to control Berkshire Hathaway Inc.)
Berkshire Hathaway Inc.
General Re Corporation
GEICO Corporation
Central States of Omaha Companies, Inc.
U.S. Investment Corporation

SUBSIDIARIES:

National Indemnity Company
Government Employees Insurance Company
GEICO Indemnity Company
General Reinsurance Corporation
General Star Indemnity Company
General Star National Insurance Company
Central States Indemnity Company of Omaha
Berkshire Hathaway Homestate Insurance Company
BH Finance LLC
Oak River Insurance Company
Cypress Insurance Company
Columbia Insurance Company
National Indemnity Company of the South
National Indemnity Company of Mid-America
Berkshire Hathaway Specialty Insurance Company
United States Liability Insurance Company
Mount Vernon Fire Insurance Company
First Berkshire Life Insurance Company